Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

NEWS RELEASE for March 7, 2005 at 4:00 pm EST

For Cardiac Science Investors	Cardiac Science	Quinton Cardiology Systems
Matt Clawson (Investors)	Roderick de Greef	Mike Matysik
Len Hall (Media)	EVP and CFO	Sr. Vice President and CFO
Allen & Caron Inc	(949) 797-3800	(425) 402-2009
(949) 474-4300

CARDIAC SCIENCE AND QUINTON TO PRESENT MERGER
INFORMATION TO INVESTMENT COMMUNITY

Presentation Materials will be Available on Their Websites

IRVINE, CA and BOTHELL, WA (March 7, 2005) . . . Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators, and Quinton Cardiology Systems, Inc. (Nasdaq: QUIN), a global leader in advanced cardiology products, today announced that Cardiac Science Chairman and CEO Raymond W. Cohen and Quinton President and CEO John R. Hinson are scheduled to make joint presentations to institutional investors and others in the investment community this week and during the next several weeks relating to the proposed merger of Cardiac Science and Quinton.

     The presentation materials used in conjunction with these presentations will be made available on the websites of both companies, www.cardiacscience.com and www.quinton.com, by 5:00 p.m. EST on Tuesday, March 8, 2005 and will be filed with the Securities and Exchange Commission and publicly available at its website, www.sec.gov. Presentation materials will include, among other things, a summary of both companies businesses, the strategic and financial reasons for the merger and the general benefits to shareholders of the combination.

About Quinton Cardiology Systems

     Quinton, with operations in Bothell, WA, Deerfield, WI and Shanghai, China, develops, manufactures, markets and services a family of advanced cardiology products such as electrocardiographs, cardiac stress test systems, Holter monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems used in the diagnosis, monitoring and management of patients with cardiovascular disease. Quinton markets its products under the Quinton® and Burdick® brand names. In the U.S., Quinton products are sold to hospitals and the physician office market through a 55-person sales organization, as well as through multiple national and regional distributors. Internationally, Quinton products are marketed by independent distributors in over 90 countries around the world. In 2004, Quinton was recognized by the Puget Sound Business Journal as one of the ten fastest growing public companies in Washington State. For more information, please visit www.quinton.com or contact Quinton at (425) 402-2009.

About Cardiac Science

     Cardiac Science, with operations in Irvine and Lake Forest, CA, Minneapolis, MN, Manchester, England and Copenhagen, Denmark, develops, manufactures and markets Powerheart®-brand automatic public-access defibrillators (AEDs) and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. Cardiac Science also makes the Powerheart® CRM™, the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. In the U.S., Cardiac Science products are sold to corporations, police and fire departments, state and local municipalities, the federal government and schools by its 55-person direct sales force, and certain national and local distributors. Internationally, Cardiac Science products are sold direct in the United Kingdom and by independent distributors in over 50 countries. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Quinton Cardiology Systems, Nihon Kohden (Japan) and GE Healthcare. In 2004, Cardiac Science was recognized by Deloitte & Touche as the 4th fastest growing technology company in North America and as the fastest growing company in Orange County, CA. For more information, please visit www.cardiacscience.com or contact Cardiac Science at (949) 797-3800.

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CARDIAC SCIENCE & QUINTON TO PRESENT MERGER INFORMATION TO INVESTMENT
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Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the transaction, Quinton will also merge into CSQ Holding Company. Cardiac Science and Quinton intend to cause CSQ Holding Company to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

     This press release includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Certain factors, including those discussed in Quinton’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, under the heading “Certain Factors That May Affect Future Results,” and in Cardiac Sciences’ Prospectus dated February 7, 2005, filed pursuant to Rule 424b(3), under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

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